SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Records Demand Growth of 19.6% in March

Total route network load factor of 70.1%, GOL’s  best period operating performance since 2005.

São Paulo, April 11, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL) (S&P/Fitch:BB-/BB-, Moody’s: Ba3), the largest low-cost and low-fare airline in Latin America, recorded a 19.6% increase in demand on its route network in March, with a load factor of 70.1%.

Demand

Demand on the domestic market grew by 17.7% over the same period last year, due to the fact that the Carnival holiday fell in the first week of March in 2011  rather than in the opening weeks of February as traditionally occurs (and as we anticipated in February’s traffic release). As a result, domestic leisure traffic was higher in March due to the longer gap between January and Carnival, creating a mini-holiday season during a typical low-season month.

Thanks to this favourable leisure trip scenario and the Company’s dynamic fare management policy, in March Gol offered even more attractive fares in order to maximize aircraft occupancy and, at the same time, attract more members of Brazil’s emerging middle class. In relation to the previous month, there was an increase of 12.3% due to the higher number of operational days between the months (28 days in February and 31 days in March).

International demand climbed by 40.2% over March 2010, mainly for the same reason mentioned above, in addition to: (i) the launch of new international destinations between the two periods (Punta Cana, Barbados and Aeroparque/Argentina); (ii) operations in partnership with travel agencies to sell block seating on flights; and (iii) the 7% appreciation of the Real against the U.S. dollar, favoring the expansion of international tourism. In comparison with the month before, demand increased by 14.9% due to the greater number of operational days between the months.

Operating Data	March 2011(*)(**)	March 2010(*)(**)	Var.% (YoY)	February 2011(*)(**)	Var.% (MoM)
Total System
ASK (mm) (1)	4,114.1	3,751.7	9.7%	3,599.6	14.3%
RPK (mm) (2)	2,883.2	2,410.8	19.6%	2,561.3	12.6%
Load Factor(3)	70.1%	64.3%	5.8 p.p	71.2%	-1.1 p.p
Domestic Market
ASK (mm) (1)	3,688.6	3,408.1	8.2%	3,198.4	15.3%
RPK (mm) (2)	2,598.3	2,207.6	17.7%	2,313.3	12.3%
Load Factor (3)	70.4%	64.8%	5.7 p.p	72.3%	-1.9 p.p
International Market
ASK (mm) (1)	425.5	343.5	23.9%	401.2	6.1%
RPK (mm) (2)	284.9	203.2	40.2%	248.0	14.9%
Load Factor(3)	66.9%	59.1%	7.8 p.p	61.8%	5.1 p.p

(*) March 2011 – preliminary figures; March 2010 – management figures adjusted to comply with the new National Civil Aviation Agency (ANAC) methodology; February 2011– ANAC figures.

(**)Considering the new calculation methodology introduced by ANAC’s 2010 DCA Manual.

Supply

Supply moved up by 9.7% year-on-year, mainly due to: (i) increased productivity (more than 13.2 block hours/day in March 2011 versus around 12.8 in March 2010); (ii) the replacement of B737-300s with B737-800s; and (iii) the reactivation of B767 aircraft for international charter flights. In comparison with the month before, demand increased by 14.3% due to the greater number of operational days between the months.

GOL continued to implement its responsible capacity management strategy, with upturns of 9.7% in supply and 19.6% in demand, once again underlining its commitment to maximizing results through increased productivity.

Operating Data	1Q11(*)(**)	1Q10(*)(**)	Var.% (YoY)	4Q10(*)(**)	Var.% (MoM)
Total System
ASK (mm) (1)	11,878.0	11,158.6	6.4%	11,699.4	1.5%
RPK (mm) (2)	8,594.0	7,835.3	9.7%	8,315.3	3.4%
Load Factor(3)	72.4%	70.2%	+2.1 p.p	71.1%	+1.3 p.p

(*) March 2011 – preliminary figures; March  2010 – management figures adjusted to comply with the new National Civil Aviation Agency (ANAC) methodology; 4Q10 – ANAC figures.

(**) Considering the new calculation methodology  introduced by ANAC’s 2010 DCA Manual.

Load Factor and Yield

GOL’s total load factor came to 70.1% (5.8 p.p. up year-on-year and 1.1 p.p. down in comparison to the month  before). Yield in March stood at 19.00 cents (R$), very similar to the overall 1Q11 level.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

Contact

Investor Relations
Leonardo Pereira –CFO
Rodrigo Alves – Capital Markets Officer
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe): Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.